June 21, 2021 Dear Stockholder: We have previously sent to you proxy material for the upcoming special meeting of stockholders of Enterprise Financial Services Corp, to be held on Tuesday, July 20, 2021, in connection with Enterprise’s proposed acquisition of First Choice Bancorp. The Enterprise Board of Directors unanimously recommends that you vote FOR the three proposals on the agenda. Since Proposal 1, the proposal to approve Enterprise’s acquisition of First Choice (referred to as the Enterprise merger and share issuance proposal), and Proposal 2, a proposal to approve an increase to the number of authorized shares of Enterprise’s common stock (referred to as the Enterprise charter amendment proposal), each require approval by a majority of Enterprise’s outstanding shares, your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you received this letter by email, you may also simply press the “VOTE NOW” button in the accompanying email. Very truly yours, Nicole M. Iannacone Corporate Secretary REMEMBER: You can vote your shares electronically—it’s quick and easy! Please simply follow the easy instructions on the enclosed proxy card or press the “VOTE NOW” button if you received this letter by email. If you have any questions, or need assistance in voting your shares, please call our proxy solicitor, INNISFREE M&A INCORPORATED, TOLL-FREE at 1-888-750-5834.